

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 16, 2019

Stephen H. Bier, Esq.
William J. Bielefeld, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: Muzinich BDC, Inc.
        File Nos. 000-56068; 814-01314

Dear Messrs. Bier and Bielefeld:

On June 17, 2019, you filed a registration statement on Form 10 on behalf of Muzinich BDC, Inc. (the "Company"), in connection with the registration of the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We reviewed the registration statement, and provide our comments below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering shares of its common stock under Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 before its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act.

LEGAL COMMENTS

Explanatory Note (Page 1)

1.   Please disclose in bold font in bullet points in this section that: (1) the Company's shares may not be sold without the written consent of the Adviser; (2) the shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop; (3) repurchases of shares by the Company, if any, are expected to be limited; and (4) an investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

Item 1. Business — (c) Description of Business — General (Page 4)

2.   The first paragraph of this section states that the Company intends to invest in secured debt, including first lien, second lien and unitranche debt, and unsecured debt, including mezzanine debt. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called "covenant-lite loans" are increasingly common. If the Company intends to invest in covenant-lite loans, please describe such loans, the extent to which the Company may invest in them, and add appropriate risk disclosure.

3.   Supplementally explain whether the Company will make capital commitments that may be unfunded for some period of time. If so, explain whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the 1940 Act. If the Company will have unfunded commitments that it will not treat as senior securities, please (a) provide a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and (b) explain why the Company believes it will be able to cover its future unfunded investment commitments.

Item 1. Business — The Adviser (Page 5)

4.   Please explain supplementally how the Resource Sharing Agreement operates and why the Resource Sharing Agreement is not an advisory contract within the meaning of the 1940 Investment Company Act (the "1940 Act"). In your response, please address:
   a. The percentage, if any, that Muzinich owns in the Adviser;
   b. The services Muzinich and its employees will provide on the Adviser's behalf;
   c. The extent to which the Adviser will depend on Muzinich's personnel for investment opportunities;
   d. Whether Muzinich personnel who will provide investment advice with respect to the BDC will be also supervised persons of the Adviser; and
   e. Whether any advisory fees will be paid to Muzinich.

5.   In an appropriate location in the registration statement, discuss the potential conflicts and risks to the Company arising from the Company's dependence on the Resource Sharing Agreement.

Item 1. Business — Compensation of Adviser (Page 6)

6.   On page 7, under "Incentive Fee," clarify the disclosure that states the Incentive Fee "will accrue throughout the Company's life" (*i.e.* how will this accrual work in practice)?

7.   Because it would be helpful to investors, please include examples demonstrating the application of the income and capital gain incentive fees. Also, please include a graphic to illustrate the application of the income portion of the incentive fee.

8.   In the fourth paragraph on page 8, the disclosure states, "The Adviser will not assume any responsibility to us other than to render the services described in, and on the terms of, the Investment Management Agreement, and will not be responsible for any action of our Board in declining to follow the advice or recommendations of the Adviser." See also similar disclosure in the first paragraph on page 36. Delete this sentence, or alternatively, clarify that the Adviser owes a fiduciary duty to the Company consistent with the U.S. securities laws.

Item 1. Business – Administration Agreement (page 8)

9.   Disclose the fee structure under the Administration Agreement.

Item 1. Business – Capital Resources and Borrowings (Page 12)

10.   In the second paragraph, the disclosure states, "Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the asset coverage requirement." Specify the meaning of "practices and investments that may involve leverage but are not considered borrowings."

Item 1. Description of Business — Reporting Obligations (Page 20)

11.   In the first paragraph, delete the word "periodic." Reporting companies must file all Exchange Act required reports (periodic reports on Form 10-K and 10-Q, as well as current reports on Form 8-K).

Item 1A. Risk Factors (Page 29)

12.   On page 35, in the risk factor that starts "Non U.S. stockholders may invest in us indirectly . . ." explain more clearly the risks with having a foreign controlling stockholder. The disclosure currently only addresses the risk of a controlling shareholder.

13.   On page 37, the disclosure notes the following risk, "We may form one or more CLOs, which may subject us to structured financing risk." If forming CLOs and retaining interests in them will be a principal strategy of the Company, discuss this in the principal strategies section.

Item 6. Executive Compensation – Compensation of Independent Directors (Page 56)

14.   Given the lack of historical information regarding director compensation, indicate what the expected compensation for directors will be.

Item 15. Financial Statements and Exhibits (Page 68)

15.   Please file the finalized exhibits once they are available.

GENERAL COMMENTS

16.   We note that portions of the filing, including the Company's financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

17.   Response to this letter should be in the form of an amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

18.   Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

19.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-3250.

Sincerely,

/s/ Raymond A. Be

Raymond A. Be
Attorney-Adviser

cc: Marianne Dobelbower